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                                                                       Exhibit 5

                                                               February 21, 2003

Gerdau AmeriSteel Corporation
5100 West Lemon Street
Suite 312
Tampa, Florida   33609

Dear Sirs/Mesdames:

                  RE: AMERISTEEL CORPORATION MINORITY EXCHANGE

         Pursuant to the transaction among Co-Steel Inc. ("CO-STEEL"), Gerdau S.A. and its wholly-owned subsidiary Gerdau Steel Inc., Co-Steel acquired the North American operations of Gerdau S.A. in exchange for 146,588,194 common shares in the capital of Co-Steel (the "COMMON SHARES") representing approximately 74% of the outstanding Common Shares after giving effect thereto (the "TRANSACTION"). After the Transaction closed, Co-Steel changed its name to Gerdau AmeriSteel Corporation ("GERDAU AMERISTEEL"). As part of the Transaction, 133,388,400 of the Common Shares were issued to 4104315 Canada Limited and 13,199,794 of the Common Shares were to be issued to the minority shareholders of AmeriSteel Corporation (the "MINORITY SHARES") pursuant to the merger of Gerdau Florida, Inc. and AmeriSteel Corporation (the "MERGER") described in the Registration Statement of Gerdau AmeriSteel on Form F-4, filed December 2, 2002, as amended. We acted as counsel to Gerdau S.A. in the Transaction and are now counsel to Gerdau S.A. and Gerdau AmeriSteel.

         We have examined originals or copies, certified or otherwise identified to our satisfaction, of the following:
         (a) the executed amended and restated agreement between Co-Steel, Gerdau S.A. and Gerdau Steel Inc. dated September 30, 2002;
         (b)      the plan of merger relating to the Merger;
         (c)      the articles and by-laws of Gerdau AmeriSteel;
         (d)      the minute books of Gerdau AmeriSteel;
         (e) a certificate of status dated February 21, 2003 issued in respect of Gerdau AmeriSteel pursuant to the Business Corporations Act (Ontario); and
         (f) a resolution of the board of directors of Gerdau AmeriSteel authorizing, among other things, the issue of the Minority Shares pursuant to the Merger.

         We have also examined such certificates of public officials and such other certificates, documents and records as we have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

         For the purposes of this opinion, we have assumed, with regard to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, telecopied or photostatic copies. We have assumed that the certificate of status referred to above continues to be accurate as of the date hereof.

         This opinion is based upon and limited to the laws of the Province of Ontario and the laws of Canada applicable therein.

         Based and relying on and subject to the foregoing, we are of the opinion that:

1. Gerdau AmeriSteel is incorporated and existing under the Business Corporations Act (Ontario).

2. All necessary corporate action has been taken by Gerdau AmeriSteel to issue the Minority Shares and, upon issuance of the Minority Shares pursuant to the Merger, the Minority Shares will be validly issued as fully paid and non-assessable common shares in the capital of Gerdau AmeriSteel.

         We consent to the filing of this opinion as an exhibit to Amendment No. 2 of the Registration Statement and to the references to our name in the sections of the Registration Statement entitled "Enforceability of Civil Liabilities" and "Legal Matters".


                                                     Yours truly,


                                                     /s/  Torys LLP